Mail Stop 4561

December 2, 2005

John R. MacDonald
Chief Financial Officer
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

RE:	Ameritrade Holding Corporation
Form 10-K for Fiscal Year Ended September 24, 2004
Filed December 9, 2004
File No. 000-49992

Dear Mr. MacDonald,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,



Paul Cline
Senior Accountant